UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 11, 2020, TOP Ships Inc. (the "Company") entered into an Equity Distribution Agreement (the "Agreement") with Maxim Group LLC ("Maxim"), as sales agent, under which the Company may offer and sell, from time to time through Maxim, up to US$5,000,000 of its common shares, par value $0.01 per share.
Attached hereto as Exhibit 1.1 is a copy of the Equity Distribution Agreement, dated March 11, 2020, by and between the Company and Maxim.
Attached hereto as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the common shares.
Recent Developments of the Company

On August 26, 2019, Plaintiffs filed a notice of appeal to an ongoing purported securities class action complaint filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) the Company and two of its executive officers.  Plaintiffs/appellants filed their opening brief on the appeal on October 25, 2019.  Defendants/appellees filed their response briefs on November 26 and November 27, 2019, and plaintiffs/appellants filed their reply brief on December 11, 2019.  The Court of Appeals held oral argument on March 10, 2020 and took the matter under advisement.  A decision on the appeal is currently pending.  The Company and its management believe that the allegations in the complaints are without merit and plan to vigorously defend themselves against the allegations
The information contained in this Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-234281) that was filed with the U.S. Securities and Exchange Commission and became effective on November 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: March 12, 2020	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer